July 8, 2016
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Geoff Kruczek

Re:     Cepheid
Form 10-K for the fiscal year ended December 31, 2015
Filed February 25, 2016
File No. 000-30755

Dear Mr. Kruczek:
Cepheid, a California corporation (the “Company”), is providing this letter to request additional time to respond to the comments set forth in the letter (the “Letter”) from the staff of the U.S. Securities and Exchange Commission (the “Staff” ), dated June 13, 2016, in connection with the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2016. The Company expects to be in a position to respond to the Letter by July 22, 2016.
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408) 300-8316 or, in his absence, Michael A. Brown, Esq., at (415) 875-2432.

Sincerely,
Cepheid

/s/ Daniel E. Madden
Daniel E. Madden
Chief Financial Officer

Cc:
John L. Bishop, Chief Executive Officer
William E. Murray, Esq., Executive Vice President, General Counsel and Chief Privacy Officer
Cepheid

Douglas N. Cogen, Esq.
Michael A. Brown, Esq.
Fenwick & West LLP